QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
The Securities Exchange Act of 1934

Silicon Graphics, Inc.
(Name of Subject Company)

Silicon Graphics, Inc.
(Name of Filing Person)

5.25% Senior Convertible Notes Due 2004
(Title of Class of Securities)

827056AC
(Cusip Number of Class of Securities)

Sandra M. Escher
Senior Vice President and General Counsel
Silicon Graphics, Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043
(650) 960-1980
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
 William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94043
Tel: (650) 752-2000
Fax: (650) 752-2111

CALCULATION OF FILING FEE

Title Of Each Class Of Securities To Be Registered(1)	Amount To Be Registered(2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

11.75% Senior Secured Notes Due 2009	$230,591,000	100%	$226,411,538.00	18,316.69

6.50% Senior Secured Convertible Notes Due 2009	(5)	(5)	(5)	(5)

(1)
This registration statement relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,591,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new 11.75% Senior Secured Notes Due 2009 for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new 6.50% Senior Secured Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.
(2)
This amount is the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.
(3)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended. This amount is the market value on November 17, 2003 of the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.
(4)
The registration fee of $18,316.69 has been paid in connection with the Company's Registration Statement on Form S-4, filed November 21, 2003.
(5)
The total of Senior Secured Notes Due July 1, 2009 and Senior Secured Convertible Notes Due July 1, 2009 to be issued upon completion of this exchange offer will be no more than $230,591,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	18,316.69	Filing Party:	Silicon Graphics, Inc.

Form or Registration No.:	333-110683	Date Filed:	November 21, 2003

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

        This Amendment No. 2 to Tender Offer Statement on Schedule TO is being filed by Silicon Graphics, Inc. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange an aggregate of up to $230,591,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 (the "Old Notes") for either (a) $1,000 in principal amount of its new 11.75% Senior Secured Notes Due 2009 (the "New Secured Notes") for each $1,000 in principal amount of notes tendered, or (b) $1,000 principal amount of its new 6.50% Senior Secured Convertible Notes Due 2009 (the "New Secured Convertible Notes") for each $1,000 in principal amount of Old Notes tendered.

Item 4. Terms of the Transaction.

        Item 4 of the Statement is hereby amended and supplemented as follows:

        The exchange offer expired at 12:00 midnight, New York City time, on Friday, December 19, 2003. According to the information provided by the exchange agent, prior to the expiration of the exchange offer, an aggregate principal amount of $226.7 million of Old Notes had been tendered and not withdrawn pursuant to the exchange offer, including approximately $11.8 million tendered pursuant to notices of guaranteed delivery, which constitutes approximately 98.3% of the outstanding Old Notes. Upon the terms and subject to the conditions of the exchange offer, the company will issue New Secured Notes in an aggregate principal amount of approximately $2.3 million and New Secured Convertible Notes in an aggregate principal amount of approximately $224.3 million in exchange for such tendered Old Notes. On December 22, 2002, the company issued a press release announcing the results of the exchange offer. A copy of this press release is filed as Exhibit (a)(5) to this Schedule TO and incorporated herein by reference.

Item 12. Exhibits.

        Item 12 of this Schedule TO is amended to file the following exhibits:

        (a)(1)(A)    Prospectus, dated December 22, 2003, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended.

        (a)(5)    Press Release issued by Issuer on December 22, 2003.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON GRAPHICS, INC.

/s/ SANDRA M. ESCHER (Signature)
Name:	Sandra M. Escher
Title:	Senior Vice President and General Counsel
Date:	December 22, 2003

3

QuickLinks

  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE